EXHIBIT 3.2

AMENDMENT TO BYLAWS

OF

SAFLINK CORPORATION

(as adopted by the Board of Directors on September 30, 2004)

Article 2, Section 2.2 of the Bylaws is hereby amended in its entirety to read as follows:

“2.2 Number and Term of Office. The number of directors shall be between five (5) and nine (9), the specific number to be set by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.”